FOR IMMEDIATE RELEASE:   January 28, 2009                                                                                                                                                PR 09-02

Atna Commences Mining Gold Ore at Briggs

Golden, CO – Atna Resources Ltd. (“Atna”) – (TSX:ATN) is pleased to announced that it has commenced the mining and stockpiling of gold ore at the Briggs Mine in Inyo County, California. Operations at the mine are currently on track to commence gold production in mid April 2009.  The status of operations is as follows:

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 In the first week of mining, approximately 26,500 tons of ore was placed on the crusher stockpile. Pre-stripping operations and haulage ramp construction are underway to develop upper levels of the mine.

•	Construction of the leach pad is nearing completion: the laying of plastic liner has been completed and placement of crushed rock over-liner is expected to be completed by mid-February.

•	Rehabilitation of the crushing facility is nearing completion: crushing operations and placement of crushed ore on the leach pad are expected to commence at the beginning of March.

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A total of 41 employees are now working at the Briggs mine.  This number is expected to increase to over 80 full time employees by year end.  In addition, over 30 contractors have been involved in the re-start.

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The existing mining fleet at Briggs has been increased with the purchase of two DM45E blasthole drills. A new 15 cubic yard loader is being leased from Komatsu. One additional 100 ton haul truck and an 8,000 gallon water truck will be leased or purchased.

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A new ore reserve and life of mine plan is nearing completion and will be released as a NI 43-101 compliant Technical Report later in the first quarter. The new report will detail a five year mine life targeting a gold production target of 40,000 to 45,000 ounces per year. This new mine plan incorporates new drilling and combines the previous underground and open pit reserves into an open pit only mine plan.

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The 2009 Briggs budget plan anticipates the production of approximately 19,000 ounces of gold during its initial production ramp-up year. In addition, the plan estimates that by year end, the mine will have built a recoverable inventory of 8,900 ounces of gold in the heap leach pad and 2,100 ounces in the crusher stockpile.  By year end, it is anticipated that the mine will be producing gold at a rate equivalent to a 40,000 ounce per year production rate.

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A total of $6.4 million has been spent at Briggs since initiation of the re-start project and an additional $7.3 million has been committed to complete capital projects including pre-stripping operation, pre-production costs and working capital build-up through April 2009. In addition, $2.0 million worth of mining equipment will be leased or purchased over the next three months.

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The budget anticipates that mine operations will develop a positive cash flow of $2.6 million for the second half of 2009 utilizing a gold price outlook of $750 per ounce. For each $100 increase in the average realized gold price, Briggs Mine cash flow will increase by approximately $1.9 million for the year.

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The exploration and development drilling program at Briggs, first announced on October 8th, 2008, continues to evaluate tonnage expansion potential within, adjacent, and beneath the planned pit limits. A total of 17 holes have been completed totaling 13,845 feet (6 holes at BSU-Goldtooth and 11 at Briggs Main deep). Results to date are positive with significant above cut-off grade gold intercepts existing beyond the currently designed pit walls.  Detailed results of the first 15 drill holes may be found on the following drill hole summary table.

BRIGGS MINE DRILL HOLE RESULTS
Drill Hole No.	From (ft)	To (ft)	Length (ft)	oz/ton Au
BMD08-001	60	80	20	0.012
	110	160	50	0.015
	325	335	10	0.047
	605	615	10	0.025
	745	775	30	0.014
BGT08-002	65	105	40	0.014
	135	140	5	0.029
	575	580	5	0.024
	670	690	10	0.016
BGT08-003	245	265	20	0.017
	540	545	5	0.046
	610	635	25	0.019
	670	700	30	0.035
BGT08-004	35	55	20	0.032
	250	270	20	0.013
BGT08-005	375	395	20	0.010
BGT08-006	105	300	195	0.022
including	105	155	50	0.036
	480	485	5	0.033
	550	575	25	0.032
BGT08-007	No	significant	intercepts
BGT08-008	75	125	50	0.011
BMD08-009	15	45	30	0.010
	60	75	15	0.013
	90	105	15	0.015
	130	205	75	0.017
BMD08-010	30	70	40	0.016
	125	155	30	0.015
	165	255	90	0.032
	285	315	30	0.015
	665	695	30	0.012
BMD08-011	25	55	30	0.017
	70	110	40	0.016
	140	170	30	0.023
	195	225	30	0.040
	720	745	35	0.012
BMD08-012	245	250	5	0.100
	815	820	5	0.065
	840	850	10	0.030
BMD08-013	235	255	20	0.033
	590	620	30	0.012
	725	735	10	0.018
	750	765	15	0.018
BMD08-014	145	155	10	0.016
	200	215	15	0.018
	605	625	20	0.023
	635	645	10	0.015
	660	690	30	0.016
	720	750	30	0.016
BMD08-015	440	480	40	0.032

The previously reported NI 43-101 compliant Technical Report dated May 2008 estimated that the Briggs Mine had a proven and probable reserve of 151,000 ounces of gold grading 0.034 ounce per ton gold. Additionally, Briggs contains an estimated 532,500 ounces of measured and indicated resource grading 0.027 oz/ton gold and an inferred resource of 314,000 ounces grading 0.044 ounce per ton gold. This Technical Report was completed using a $500 per ounce gold price. The updated optimization study, will use a higher gold price outlook and additional drill hole information, and will increase these reserves.

Analytical results contained within this press release were completed by standard fire assay methods with an atomic absorption or gravimetric finish by Inspectorate America Corporation, an ISO certified, commercial analytical laboratory located in Sparks, Nevada. Atna maintains a rigorous Quality Assurance - Quality Control program utilizing both certified gold standards and blanks to augment Inspectorate’s internal QA/QC program.  This press release was prepared under the supervision and review of William Stanley, V.P. Exploration of Atna, a Licensed Geologist, and Qualified Person with the ability and authority to verify the authenticity and validity of information contained within this news release.

 For additional information on Atna Resources and the Briggs Project, please visit our website at www.atna.com.

This press release contains certain “forward-looking statements,” as defined in the United States Private Securities Litigation Reform Act of 1995, and within the meaning of Canadian securities legislation, relating to possible improvements to the outcome of an ongoing optimization study, and the Company’s plans to restart mining operations at the Briggs Mine based on technical reports compliant with Canadian NI 43-101.  Forward-looking statements are statements that are not historical fact.  They are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include: the Company might encounter problems such as the significant depreciation of metals prices; accidents and other risks associated with mining exploration and development operations; the risk that the Company will encounter unanticipated geological factors, the Company’s need for and ability to obtain additional financing; the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company’s mine development plans that will prevent it from restarting mining operations at the Briggs Mine; and the other risk factors discussed in greater detail in the Company’s various filings on SEDAR (www.sedar.com) with Canadian securities regulators and its filings with the U.S. Securities and Exchange Commission, including the Company’s Form 20-F dated March 25, 2008.

Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this report, such as "measured," "indicated," "inferred," and "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

FOR FURTHER INFORMATION, CONTACT:

James Hesketh, President and CEO - (303) 278-8464
Valerie Kimball, Investor Relations - toll free (877) 692-8182
www.atna.com